
May 23, 2022

Anthony Ang
Chairman and Chief Executive Officer
Global Star Acquisition, Inc.
1641 International Drive, Unit 208
McLean, VA 22102

> **Re: Global Star Acquisition, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 29, 2022**
> **CIK No. 0001922331**

Dear Mr. Ang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted April 29, 2022

General

1. We note that a majority of your officers and directors are located outside of the United States. Please include a separate Enforceability of Civil Liabilities section for a discussion of the enforcement risks related to civil liabilities and disclose that it will be more difficult for investors to enforce their legal rights under United States securities laws. Please identify each officer and/or director located in China, Hong Kong or Macau and discuss the limitations on investors being able to effect service of process and enforce civil liabilities in China, Hong Kong or Macau due to, for example, lack of reciprocity and treaties and cost and time constraints. Also disclose these risks in your risk factor on page 72, which should contain disclosures consistent with the separate section.

2.   We note your disclosure that you shall not undertake your initial business combination with any entity with its principal business operations in China (including Hong Kong and Macau).   Please revise to clearly disclose whether you retain the ability to enter into a business combination with a company located in China, Hong Kong or Macau.

     You may contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you have questions regarding the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Andrew Tucker